Mail Stop 4561

December 11, 2007

Charles B. Westling
President and Chief Executive Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317-8589
(952) 944-3462

   Re: **Datalink Corporation (File No. 000-29758)**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Form 10-Q for the Quarterly Period Ended June 30, 2007
      Form 8-K/A filed April 13, 2007
      Form 8-K filed July 18, 2007

Dear Mr. Westling,

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

         Sincerely,

         Stephen Krikorian
         Accounting Branch Chief